Exhibit 99.1

Brookfield Renewable Energy Partners L.P.

News Release

Investors, analysts and other interested parties can access Brookfield Renewable’s 2015 first quarter results as well as the Letter to Shareholders and Supplemental Results on the web site under the Investor Relations section at www.brookfieldrenewable.com.

The 2015 first quarter results conference call can be accessed via webcast on May 6, 2015 at 9:00 a.m. EST at www.brookfieldrenewable.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. EST. The teleconference taped rebroadcast can be accessed at 1-855-669-9658 (password: 1557#) until June 8, 2015.

All amounts in U.S. dollars unless stated otherwise

BROOKFIELD RENEWABLE ANNOUNCES FIRST QUARTER RESULTS
Completes renewable portfolio acquisitions in Brazil and Portugal

HAMILTON, Bermuda, May 6, 2015 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today reported financial results for the three months ended March 31, 2015.

“With the acquisition of more than 500 megawatts of operating and development capacity in Brazil and Europe since the beginning of the year, as well as a robust pipeline for further transactions, we are on track to meet our growth and investing objectives in 2015,” said Richard Legault, Chief Executive Officer. “While hydrological conditions in Brazil are likely to remain challenging for the rest of the year, these same conditions are contributing to a number of near and long-term opportunities that we are well positioned to capitalize on. Our liquidity remains strong and newly acquired assets, including our Portuguese wind portfolio acquired during the quarter, are performing well.”

Financial Results

Unaudited
US$ millions (except per unit or otherwise noted)	Three months ended March 31
	2015	2014
Generation (GWh)
- Total	5,823	5,711
- Brookfield Renewable's share	4,560	4,756
Revenues	$441	$480
Adjusted EBITDA(1)	$338	$360
Funds From Operations (FFO)(1)	$153	$185
FFO per unit(1)(2)	$0.56	$0.70
Distribution per unit	$0.4150	$0.3875
(1)	Non-IFRS measure. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review for the three months ended March 31, 2015”.
(2)	For the three months ended March 31, 2015, weighted average LP units, Redeemable/Exchangeable units and General Partnership units totaled 275.7 million (2014: 265.3 million).

Review of Operations

Generation for the three months ended March 31, 2015 totaled 5,823 gigawatt-hours (“GWh”), below the long-term average of 6,516 GWh, and an increase of 112 GWh as compared to last year as a result of growth in the portfolio.

The hydroelectric portfolio generated 4,776 GWh, below the long-term average of 5,389 GWh and a decrease of 225 GWh compared to the prior year. Existing hydroelectric facilities generated 4,502 GWh, below the long-term average of 4,942 GWh and a decrease of 499 GWh as compared to the prior year. Higher inflows at our Canadian portfolio were offset by the decrease in generation from our United States and South American portfolios. The contribution from recently acquired or commissioned facilities resulted in incremental generation of 274 GWh.

The wind portfolio generated 935 GWh, below the long-term average of 1,075 GWh and an increase of 325 GWh compared to the prior year. Existing wind facilities generated 484 GWh, below the long-term average of 635 GWh, and a decrease of 126 GWh as compared to the prior year. Lower wind conditions across our facilities in California and Canada contributed to most of the shortfall. The contribution from recently acquired or commissioned facilities resulted in incremental generation of 451 GWh.

Adjusted EBITDA for the first quarter was $338 million and FFO was $153 million, compared to $360 million and $185 million, respectively, in the same period in the prior year. Results reflect the aforementioned decline in generation as well as a return to more normalized price levels in New England, partially offset by the contribution from new assets.

The table below summarizes generation by segment and region:

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the three months ended March 31	2015	2014	2015	LTA	Prior Year
Hydroelectric generation
United States	2,535	2,591	3,213	(678)	(56)
Canada	1,502	1,311	1,229	273	191
	4,037	3,902	4,442	(405)	135
Latin America	739	1,099	947	(208)	(360)
	4,776	5,001	5,389	(613)	(225)
Wind Energy
United States	203	273	311	(108)	(70)
Canada	281	337	324	(43)	(56)
	484	610	635	(151)	(126)
Europe	451	-	440	11	451
	935	610	1,075	(140)	325
Other	112	100	52	60	12
Total generation(2)	5,823	5,711	6,516	(693)	112
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.
(2)	Includes 100% of generation from equity-accounted investments.

Recent Highlights

•
Brookfield Renewable, with our institutional partners, completed the previously announced acquisition of a 488 megawatt diversified renewable energy portfolio in Brazil comprising hydroelectric, wind, and biomass generating capacity. The portfolio includes a 120 megawatt hydroelectric facility, the acquisition of which is expected to be completed in the second quarter of 2015. Generation from the portfolio is expected to be 2.1 million megawatt-hours annually. Brookfield Renewable owns approximately 40% of the portfolio.

•
Brookfield Renewable, with our institutional partners, also acquired a 123 megawatt operating wind portfolio in Portugal during the quarter. Comprised of two wind farms with an expected 260 GWh of annual generation, as well as expansion opportunities, this transaction adds to our growing European footprint and complements our Irish wind operations, providing a vantage point for further expansion within the Iberian region. Brookfield Renewable owns approximately 40% of the portfolio.

•
During the quarter, we continued to advance our portfolio of renewable power projects at various stages of development. In Ireland, the Knockacummer and Kill Hills wind facilities  totaling 125 megawatts of capacity were fully commissioned, while construction on the Glentane 12 megawatt wind project continues to progress on scope, schedule and budget with commissioning scheduled for mid-2015. In Brazil, construction on the 25 megawatt Serra Dos Cavalinhos hydroelectric facility is proceeding according to plan, and construction has also begun on a 55 megawatt biomass plant expansion and 28 megawatt hydroelectric project, both of which were acquired in recent transactions.

•
During the quarter, we completed more than $500 million of financing activity to refinance existing obligations, extend maturities and enhance our capital structure. Liquidity at quarter-end amounted to $1.3 billion.

Distribution Declaration

The next quarterly distribution in the amount of $0.415 per LP Unit, is payable on June 30, 2015 to unitholders of record as at the close of business on May 29, 2015. This distribution is consistent with Brookfield Renewable’s policy of targeting a long-term, sustainable distribution in the range of 60% to 70% of FFO, with increases targeted on average at 5% to 9% annually.

The regular quarterly dividends on the Brookfield Renewable Power Preferred Equity Inc. preferred shares have also been declared.

Distribution Currency Option

The quarterly distributions payable on LP Units of Brookfield Renewable Energy Partners are declared in U.S. dollars. Registered and beneficial shareholders who are resident in Canada or the United States may opt to receive their distributions in either U.S. dollars or the Canadian dollar equivalent. Unless they request the Canadian dollar equivalent, shareholders will continue to receive distributions in U.S. dollars (which may be converted for them by the broker or other intermediary, as may currently be the case). The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their LP Units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on Brookfield Renewable’s website at www.brookfieldrenewable.com/DRIP.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on its website at www.brookfieldrenewable.com under Investor Relations.

Additional Information

The Letter to Shareholders and the Supplemental Results for the period ended March 31, 2015 contain further information on Brookfield Renewable’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available at www.brookfieldrenewable.com.

* * * * *

Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Diversified across 74 river systems and 14 power markets in North America, Latin America and Europe, its portfolio is primarily hydroelectric and totals more than 7,000 megawatts of installed capacity. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:

Zev Korman
Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achievement of long term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this news release are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: our limited operating history; the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer; risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within our organizational structure; the risk that we may be deemed an “investment company” under the Investment Company Act; the risk that the effectiveness of our internal controls over financial reporting could have a material effect on our business; changes to hydrology at our hydroelectric stations, to wind conditions at our wind energy facilities or to weather generally at any biomass cogeneration facilities; the risk that counterparties to our contracts do not fulfill their obligations, and as our contracts expire, we may not be able to replace them with agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; risks relating to the increasing amount of uncontracted generation in our portfolio; exposure to additional costs as a result of our operations being highly regulated and exposed to increased regulation; the risk that our concessions and licenses will not be renewed; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failure; dam failures and the costs of repairing such failures; exposure to force majeure events; exposure to uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; local communities affecting our operations; losses resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events; risks relating to our reliance on computerized business systems; general industry risks relating to operating in the North American, Latin American and European power market sectors; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; the operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; risks related to the growth of our portfolio and our inability to realize the expected benefits of our transactions, including transactions that have been announced by not yet closed; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; risks associated with the development of our generating facilities and the various types of arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements; our ability to issue equity or debt for future acquisitions and developments will be dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; and the departure of some or all of Brookfield’s key professionals.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any date subsequent to May 6, 2015, the date of this news release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This news release contains references to Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations used by other entities. We believe that these are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither  Adjusted EBITDA, Funds From Operations nor Adjusted Funds From Operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Renewable are to Brookfield Renewable Energy Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

_________________________________________________

FINANCIAL REVIEW FOR THE THREE MONTHS ENDED MARCH 31, 2015

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2015	2014
Revenues	$441	$480
Other income	27	3
Share of cash earnings from equity-accounted investments	4	7
Direct operating costs	(134)	(130)
Adjusted EBITDA(1)	338	360
Interest expense – borrowings	(105)	(101)
Management service costs	(14)	(11)
Current income taxes	(5)	(8)
Less: cash portion of non-controlling interests
Preferred equity	(8)	(9)
Participating non-controlling interests - in operating subsidiaries	(53)	(46)
Funds From Operations(1)	153	185
Less: adjusted sustaining capital expenditures(2)	(15)	(14)
Adjusted Funds From Operations(1)	138	171
Add: cash portion of non-controlling interests	61	55
Add: adjusted sustaining capital expenditures	15	14
Other items:
Depreciation	(158)	(126)
Unrealized financial instruments loss	(8)	-
Share of non-cash loss from equity-accounted investments	(1)	(6)
Deferred income tax recovery (expense)	6	(2)
Other	(2)	19
Net income	$51	$125

Basic and diluted earnings per LP Unit(3)	$0.10	$0.29
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Based on long-term sustaining capital expenditure plans.
(3)	Average LP Units outstanding during the period totaled 143.4 million (2014: 133.0 million).

GENERATION AND FINANCIAL REVIEW ON A CONSOLIDATED AND PROPORTIONATE BASIS

The following table illustrates generation results for the three months ended March 31, 2015 on a proportionate basis, while adjusting for the share from facilities in which we own less than 100%:

	Proportionate				Third party interests	Consolidated
GENERATION (GWh)(1)	Wholly- owned assets	Partially- owned assets	Equity- accounted investments	Total
Hydroelectric
North America
United States	1,116	592	53	1,761	774	2,535
Canada	1,431	38	10	1,479	23	1,502
	2,547	630	63	3,240	797	4,037
Latin America	631	15	23	669	70	739
	3,178	645	86	3,909	867	4,776
Wind
North America
United States	46	33	-	79	124	203
Canada	281	-	-	281	-	281
	327	33	-	360	124	484
Europe	-	179	-	179	272	451
	327	212	-	539	396	935
Other	112	-	-	112	-	112
Total generation - 2015	3,617	857	86	4,560	1,263	5,823
Total generation - 2014	4,069	593	94	4,756	955	5,711
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

The following table illustrates our financial results for the three months ended March 31, 2015, including revenues, Adjusted EBITDA and Funds From Operations on a proportionate basis, while adjusting for our share from facilities in which we own less than 100%:

	Proportionate				Third party
					Interest		Consolidated
	Wholly-	Partially-	Equity-
	owned	owned	accounted
(MILLIONS)	assets	assets	investments	Total
Revenues	$253	$90	$-	$343	$98		$441
Other income	27	-	-	27	-		27
Share of cash earnings from equity-
accounted investments	-	-	4	4	-		4
Direct operating costs	(93)	(17)	-	(110)	(24)		(134)
Adjusted EBITDA(1)	187	73	4	264	74		338
Interest expense - borrowings	(64)	(21)	-	(85)	(20)		(105)
Management service costs	(14)	-	-	(14)	-		(14)
Current income taxes	(3)	(1)	-	(4)	(1)		(5)
Preferred equity	(8)	-	-	(8)	-		(8)
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	(53)	(2)	(53)
Funds From Operations - 2015(1)	$98	$51	$4	$153	$-		$153
Funds From Operations - 2014(1)	$134	$44	$7	$185	$-		$185
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Represents third party interests’ Funds From Operations.